UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Koor Industries Ltd.
                              --------------------
                                (Name of Issuer)

                      Ordinary Shares, par value NIS 0.001
                      ------------------------------------
                         (Title of Class of Securities)


                                  500507108(1)
                                  ------------
                                 (CUSIP Number)


                          IDB Holding Corporation Ltd.
                               The Triangle Tower
                                   44th Floor
                                3 Azrieli Center
                                 Tel Aviv 67023
                            Attn: Arthur Caplan, Adv.
                           Telephone #: 972-3-6075666
                           --------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 25, 2005
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.


----------------
(1) The CUSIP Number corresponds to the Issuer's American Depository Shares, which are publicly traded on the New York Stock Exchange. Each American Depository Share represents 0.20 Ordinary Shares. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL0006490127.

                                  SCHEDULE 13D

CUSIP No. 500507108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      IDB Development Corporation Ltd. ("IDB Development")
_______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |X|
                                                            (b)   |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS         WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
_______________________________________________________________________________
                               7)    SOLE VOTING POWER
NUMBER OF                            0
SHARES                     ____________________________________________________
BENEFICIALLY                   8)    SHARED VOTING POWER
OWNED BY                             1,579,765*
EACH                       ____________________________________________________
REPORTING                      9)    SOLE DISPOSITIVE POWER
PERSON                               0
WITH                       ____________________________________________________
                              10)    SHARED DISPOSITIVE POWER
                                     1,579,765*
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,579,765*
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X|o
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.64%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      CO
_______________________________________________________________________________

---------------------
* Includes 11,765 Ordinary Shares held by two subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for their own account. Does not include (i) 232,042.72 Ordinary Shares and (ii) options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days of June 6, 2005, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by CIEH (the "CIEH Shares").

o Excludes the CIEH Shares.

                                  SCHEDULE 13D

CUSIP No. 500507108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IDB Holding Corporation Ltd. ("IDB Holding")
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |X|
                                                            (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS         Not applicable
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
______________________________________________________________________________
                                7)    SOLE VOTING POWER
NUMBER OF                             0
SHARES                      __________________________________________________
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              1,579,765*
EACH                        __________________________________________________
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                0
WITH                        __________________________________________________
                               10)    SHARED DISPOSITIVE POWER
                                      1,579,765*
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,579,765*
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X|o
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.64%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      CO
______________________________________________________________________________

----------------

* Includes 11,765 Ordinary Shares held by two subsidiaries of CIEH, a subsidiary of IDB Development, for their own account. Does not include the CIEH Shares.

o Excludes the CIEH Shares.

                                  SCHEDULE 13D

CUSIP No. 500507108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nochi Dankner
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |X|
                                                            (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS         Not applicable
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
______________________________________________________________________________
                               7)    SOLE VOTING POWER
NUMBER OF                            0
SHARES                       _________________________________________________
BENEFICIALLY                   8)    SHARED VOTING POWER
OWNED BY                             1,579,765*
EACH                         _________________________________________________
REPORTING                      9)    SOLE DISPOSITIVE POWER
PERSON                               0
WITH                         _________________________________________________
                              10)    SHARED DISPOSITIVE POWER
                                     1,579,765*
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,579,765*
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X|o
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.64%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

-------------------
* Includes 11,765 Ordinary Shares held by two subsidiaries of CIEH, a subsidiary of IDB Development, for their own account. Does not include the CIEH Shares.

o Excludes the CIEH Shares.

                                  SCHEDULE 13D

CUSIP No. 500507108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Shelly Bergman
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |X|
                                                            (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS         Not applicable
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
______________________________________________________________________________
                              7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES                    ____________________________________________________
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            1,579,765*
EACH                      ____________________________________________________
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                      ____________________________________________________
                             10)    SHARED DISPOSITIVE POWER
                                    1,579,765*
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,579,765*
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X|o
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.64%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

-----------------------
* Includes 11,765 Ordinary Shares held by two subsidiaries of CIEH, a subsidiary of IDB Development, for their own account. Does not include the CIEH Shares.

o Excludes the CIEH Shares.

                                  SCHEDULE 13D

CUSIP No. 500507108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ruth Manor
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                  (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS         Not applicable
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
______________________________________________________________________________
                              7)    SOLE VOTING POWER
NUMBER OF                           10,727
SHARES                   _____________________________________________________
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            1,579,765*
EACH                     _____________________________________________________
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              10,727
WITH                     _____________________________________________________
                             10)    SHARED DISPOSITIVE POWER
                                    1,579,765*
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,590,492*
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X|o
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.71%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

------------------
* Includes 11,765 Ordinary Shares held by two subsidiaries of CIEH, a subsidiary of IDB Development, for their own account. Does not include the CIEH Shares.

o Excludes the CIEH Shares.

                                  SCHEDULE 13D

CUSIP No. 500507108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Avraham Livnat
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |X|
                                                            (b)   |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS         Not applicable
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Israel
______________________________________________________________________________
                              7)    SOLE VOTING POWER
NUMBER OF                           0
SHARES                  ______________________________________________________
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            1,579,765*
EACH                    ______________________________________________________
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                    ______________________________________________________
                             10)    SHARED DISPOSITIVE POWER
                                    1,579,765*
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,579,765*
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |X|o
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.64%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
______________________________________________________________________________

--------------------
* Includes 11,765 Ordinary Shares held by two subsidiaries of CIEH, a subsidiary of IDB Development, for their own account. Does not include the CIEH Shares.

o Excludes the CIEH Shares.

            Item 1.  Security and Issuer.

            The class of equity securities to which this statement relates is the ordinary shares, par value New Israeli Shekel ("NIS") 0.001 per share (the "Ordinary Shares), of Koor Industries Ltd. ("the Issuer"), an Israeli company. The principal executive offices of the Issuer are located at 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel.

            American Depository Shares of the Issuer are publicly traded on the New York Stock Exchange. Each American Depository Share represents 0.20 Ordinary Shares. The Ordinary Shares are traded on the Tel Aviv Stock Exchange ("TASE").

            Item 2.  Identity and Background.

            (a) - (c) The following are the names of the Reporting Persons, the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1) IDB Development Corporation Ltd., an Israeli public company ("IDB Development"), with its principal office at the Triangle Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the TASE.

(2) IDB Holding Corporation Ltd., an Israeli public company ("IDB Holding"), with its principal office at the Triangle Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the TASE. As of June 2, 2005, IDB Holding owned approximately 65.45% of the outstanding shares of IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Ordinary Shares owned beneficially by IDB Development.

The following persons may, by reason of their interest in and relationships among them with respect to IDB Holding, be deemed to control both IDB Holding and IDB Development.

(3) Mr. Nochi Dankner, whose address is the Triangle Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

(4) Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv, Israel. Her present principal occupation is director of companies.

(5) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel. Her present principal occupation is director of companies.

(6) Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

      Nochi Dankner (together with a private company controlled by him) and Shelly Bergman own approximately 47.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which in turn has owned since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2006 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation at the time the option is exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning in the aggregate approximately 11.9% of Ganden Holdings' outstanding shares, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 1.8% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Bergman is a director, of IDB Holding and IDB Development.

      Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation owning as of May 31, 2005 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development

      Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation owning as of May 31, 2005 approximately 10.34% of the outstanding shares of IDB Holding. Zvi Livnat, a son of Avraham Livnat, is a director of IDB Holding and IDB Development and Shay Livnat, a son of Avraham Livnat, is a director of IDB Development.

      Ganden, Manor and Livnat entered into a Shareholders Agreement dated
May 23, 2002 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the IDB Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a right of "first opportunity" whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (ii) a "tag along" right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iii) a "drag along" right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the IDB Shareholders Agreement, (iv) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (v) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the IDB Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

      Ganden, Manor and Livnat pledged their shares of IDB Holding to a financial institution as collateral for the repayment of loans with a current outstanding principal amount of approximately $114 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders' consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the IDB Shareholders Agreement is amended without the lenders' consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders' opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lenders' opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

      By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Ordinary Shares owned beneficially by IDB Development.

      In addition, as of May 31, 2005:

      a) Ganden Holdings owned directly 6.59% of the outstanding shares of IDB Holding. As of June 2, 2005, Ganden Holdings's ownership increased to approximately 7.07% of the outstanding shares of IDB Holding;

      b) Mrs. Shelly Bergman owned, through a wholly owned company, approximately 7.23% of the outstanding shares of IDB Holding;

           Substantially all of Ganden Holdings's and Mrs. Shelly Bergman's additional holdings were acquired through borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     (c) Another company controlled by Ruth Manor, owned an additional 0.03% of IDB Holding;

      d) Another company controlled by Avraham Livnat owned an additional 0.04% of IDB Holding.

           None of the additional holdings set forth in (a) - (d) above are subject to the IDB Shareholders Agreement referred to above.

      The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of IDB Development and IDB Holding are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference.

            (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            Item 3.  Source and Amount of Funds or Other Consideration.

            IDB Development used approximately $100,335,041(2) of working capital to purchase an aggregate 1,568,000 Ordinary Shares.

            Item 4.  Purpose of Transaction.


-----------------
(2)  Based on an exchange rate on June 3, 2005 of 1 NIS = 0.226912 USD.

            IDB Development acquired the Ordinary Shares for investment purposes. None of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

            If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares held by them.


            Item 5.  Interest in Securities of the Issuer.

(a) Percentages are based on 16,389,000 Ordinary Shares outstanding as of December 31, 2004, as reported in the Issuer's Form 6-K for the month of March 2005.

      On May 25, 2005, IDB Development acquired 1,568,000 Ordinary Shares, and is deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.57% of the Ordinary Shares outstanding. IDB Development may also be deemed to share the power to vote and dispose of the 11,765 Ordinary Shares held by two subsidiaries of Clal Insurance Enterprises Holdings Ltd., for a total of 1,579,765 Ordinary Shares in the aggregate, constituting approximately 9.64% of the Ordinary Shares outstanding. IDB Development owns 51.16% of Clal Insurance Enterprises Holdings Ltd.

      IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 1,568,000 Ordinary Shares held by IDB Development, constituting approximately 9.64% of the Ordinary Shares then outstanding, and the 11,765 Ordinary Shares held by two subsidiaries of Clal Insurance Enterprises Holdings Ltd., constituting approximately 0.07% of the Ordinary Shares outstanding.

      Two companies controlled by Mrs. Ruth Manor hold an aggregate of 10,727 Ordinary Shares, constituting approximately 0.07% of the Ordinary Shares. Mrs. Ruth Manor has sole power to vote and dispose of these Ordinary Shares.

      An external director of both the Issuer and IDB Holding elected in accordance with the Israeli Companies Law, has the power to vote and dispose of 25,417 Ordinary Shares, including options to purchase 8,333 Ordinary Shares that are exercisable within 60 days of June 6, 2005, constituting approximately 0.16% of the Ordinary Shares.

      Information provided to the Reporting Person indicates that the executive officers and directors of IDB Holding and IDB Development did not own as of June 4, 2005 any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer), except as set forth above.

(b)   Not applicable.

(c) Within the last 60 days, the Reporting Persons effected the following transactions:

      On May 25, 2005, IDB Development acquired 1,568,000 Ordinary Shares for a purchase price per share of approximately $63.99(3), for an aggregate purchase price of approximately $100,355,041. This purchase was made in a privately negotiated transaction with another shareholder in Israel.

      On May 10, 2005, Mrs. Ruth Manor acquired an aggregate of 3,600 Ordinary Shares for a price per share ranging between approximately $63.10(3) and approximately $63.30(3), for an aggregate purchase price of approximately $227,520. These purchases were made in open market transactions on the TASE.

      On May 16, 2005, Mrs. Ruth Manor acquired an aggregate of 5,420 Ordinary Shares for a price per share ranging between approximately $62.31(3) and approximately $63.65(3), for an aggregate purchase price of approximately $341,460. These purchases were made in open market transactions on the TASE.

(d)   Not applicable.

(e)   Not applicable.


      Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            None.

      Item 7.  Material to be Filed as Exhibits.

            Schedules A and B:  Name, citizenship, residence or business address and present principal occupation of the
                                directors and executive officers of IDB
                                Development and IDB Holding

            Exhibit 1: Letter Agreement dated May 30, 2005 between IDB Development and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

            Exhibit 2: Letter Agreement dated May 30, 2005 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

            Exhibit 3: Letter Agreement dated May 30, 2005 between Shelly Bergman and IDB Holding authorizing IDB holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Bergman.


-----------------
(3)  Based on an exchange rate on June 3, 2005 of 1 NIS = 0.226912 USD.

            Exhibit 4: Letter Agreement dated May 30, 2005 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

            Exhibit 5: Letter Agreement dated May 30, 2005 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 6, 2005



                                    IDB DEVELOPMENT CORPORATION LTD.
                                    IDB HOLDING CORPORATION LTD.
                                    NOCHI DANKNER
                                    SHELLY BERGMAN
                                    RUTH MANOR
                                    AVRAHAM LIVNAT

                                    By:   IDB Holding Corporation Ltd.

                                    By:   /s/ Eliahu Cohen
                                        --------------------------------

                                          /s/ Arthur Caplan
                                        --------------------------------


                                         Eliahu Cohen and Arthur Caplan,
                                         authorized signatories of IDB Holding
                                         Corporation Ltd., for itself and on
                                         behalf of IDB Development Corporation
                                         Ltd., Nochi Dankner, Shelly Bergman,
                                         Ruth Manor and Avraham Livnat pursuant
                                         to agreements annexed to this Statement
                                         13D as Exhibits 1 through 5


                                                                                                         Schedule A


                        Directors and Executive Officers
                                       of
                          IDB DEVELOPMENT COMPANY LTD.
                              (as of June 6, 2005)

---------------------------------------- -------------------------------------- --------------------------------------
        Name and Address                           Position                     Current Principal Occupation
        ----------------                           --------                     ----------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Nochi Dankner                            Chairman of the Board of Directors     Chairman and Chief Executive Officer
The Triangle Tower,                                                             of  IDB Holding; Chairman of IDB
44th Floor                                                                      Development, Discount Investment
3 Azrieli Center,                                                               Corporation Limited and Clal
Tel Aviv 67023, Israel                                                          Industries and Investments Ltd.;
                                                                                Director of companies

---------------------------------------- -------------------------------------- --------------------------------------
Avi Fischer                              Deputy Chairman of the Board of        Executive Vice President of IDB
The Triangle Tower,                      Directors                              Holding; Deputy Chairman of IDB
45th Floor                                                                      Development; Co-Chief Executive
3 Azrieli Center,                                                               Officer of Clal Industries and
Tel Aviv 67023, Israel                                                          Investments Ltd.

---------------------------------------- -------------------------------------- --------------------------------------
Zvi Livnat                               Deputy Chairman of the Board of        Executive Vice President of IDB
The Triangle Tower,                      Directors                              Holding; Deputy Chairman of IDB
45th Floor                                                                      Development; Co-Chief Executive
3 Azrieli Center,                                                               Officer of Clal Industries and
Tel Aviv 67023, Israel                                                          Investments Ltd.

---------------------------------------- -------------------------------------- --------------------------------------
Shelly Bergman                           Director                               Director of companies
9, Hamishmar Ha'Ezrachi St.,
Afeka, Tel Aviv  Israel

---------------------------------------- -------------------------------------- --------------------------------------
Refael Bisker                            Director                               Chairman of Property and Building
The Triangle Tower,                                                             Corporation Ltd.
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Jacob Schimmel                           Director                               Chairman and Chief Executive Officer
7 Highfield Gardens                                                             of  UKI Investments
London W11 9HD
United Kingdom

---------------------------------------- -------------------------------------- --------------------------------------



                                                                                                         Schedule A


                        Directors and Executive Officers
                                       of
                          IDB DEVELOPMENT COMPANY LTD.
                              (as of June 6, 2005)

---------------------------------------- -------------------------------------- --------------------------------------
        Name and Address                           Position                     Current Principal Occupation
        ----------------                           --------                     ----------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Shay Livnat                              Director                               President of Zoe Holdings Ltd.
26 Shalva Street
Herzlia Pituach 46705, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Isaac Manor (*)                          Director                               Chairman of companies in the motor
26 Hagderot Street                                                              vehicle sector of the David Lubinski
Savion 56526, Israel                                                            Ltd. group

---------------------------------------- -------------------------------------- --------------------------------------
Dori Manor (*)                           Director                               Chief Executive Officer of companies
18 Hareches Street, Savion 56538,                                               in the motor vehicle sector of the
Israel                                                                          David Lubinski Ltd. group

---------------------------------------- -------------------------------------- --------------------------------------
Darko Horvat (**)                        Director                               Chairman and Chief Executive Officer
20 Kensington Park Gardens                                                      of Aktiva group
London W11 3HD
United Kingdom

---------------------------------------- -------------------------------------- --------------------------------------
Abraham Ben Joseph                       Director                               Director of companies
87 Haim Levanon Street
Tel Aviv 69345, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Rami (Avraham) Mardor                    External Director                      Director of companies
33 Haoranim Street
Kfar Shmariyahu, Israel 46910

---------------------------------------- -------------------------------------- --------------------------------------
Amos Malka                               External Director                      Deputy Chairman, Elul
18 Nahal Soreq Street                                                           group of companies
Modi'in 71700, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Eliahu Cohen                             Director and Chief Executive Officer   Chief Executive Officer of IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel
---------------------------------------- -------------------------------------- --------------------------------------
Lior Hannes                              Executive Vice President               Executive Vice President of IDB
The Triangle Tower,                                                             Development; Chairman of Clal
44th Floor                                                                      Tourism Ltd.
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------



                                                                                                         Schedule A


                        Directors and Executive Officers
                                       of
                          IDB DEVELOPMENT COMPANY LTD.
                              (as of June 6, 2005)

---------------------------------------- -------------------------------------- --------------------------------------
        Name and Address                           Position                     Current Principal Occupation
        ----------------                           --------                     ----------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Dr. Zehavit Joseph (***)                 Executive Vice President and Chief     Executive Vice President and Chief
The Triangle Tower,                      Financial Officer                      Financial Officer of IDB
44th Floor                                                                      Development; Chief Financial Officer
3 Azrieli Center,                                                               of IDB Holding
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Gabriel Perel                            Executive Vice President               Executive Vice President of IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Ari Raved                                Vice President                         Vice President of IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Haim Gavrieli                            Vice President                         Vice President of IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Haim Tabouch                             Comptroller                            Comptroller of IDB Holding and IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Ruti Sapan                               Vice President, Management Resources   Vice President, Management Resources
The Triangle Tower,                                                             of IDB Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------

Unless otherwise indicated, all directors and officers are citizens of Israel

(*)  Dual citizen of Israel and France.
(**)  Citizen of Slovenia.
(***)  Dual citizen of Israel and U.S.A.


                                                                                                         Schedule B

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                              (as of June 6, 2005)

---------------------------------------- -------------------------------------- --------------------------------------
        Name and Address                           Position                     Current Principal Occupation
        ----------------                           --------                     ----------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Nochi Dankner                            Chairman of the Board of Directors     Chairman and Chief Executive Officer
The Triangle Tower,                      and Chief Executive Officer            of  IDB Holding; Chairman of IDB
44th Floor                                                                      Development, Discount Investment
3 Azrieli Center,                                                               Corporation Limited and Clal
Tel Aviv 67023, Israel                                                          Industries and Investments Ltd.,
                                                                                Director of companies

---------------------------------------- -------------------------------------- --------------------------------------
Isaac Manor (*)                          Deputy Chairman of the Board of        Chairman of companies in the motor
26 Hagderot Street                       Directors                              vehicle sector of the David Lubinski
Savion 56526, Israel                                                            Ltd. group

---------------------------------------- -------------------------------------- --------------------------------------
Shelly Bergman                           Director                               Director of companies
9, Hamishmar Ha'Ezrachi St.,
Afeka,
Tel Aviv Israel

---------------------------------------- -------------------------------------- --------------------------------------
Zvi Livnat                               Director and Executive Vice President  Executive Vice President of IDB
The Triangle Tower,                                                             Holding; Deputy Chairman of IDB
45th Floor                                                                      Development; Co-Chief Executive
3 Azrieli Center,                                                               Officer of Clal Industries and
Tel Aviv 67023, Israel                                                          Investments Ltd.

---------------------------------------- -------------------------------------- --------------------------------------
Lior Hannes                              Director                               Executive Vice President of IDB
The Triangle Tower,                                                             Development; Chairman of Clal
44th Floor                                                                      Tourism Ltd.
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Refael Bisker                            Director                               Chairman of Property and Building
The Triangle Tower,                                                             Corporation Ltd.
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Jacob Schimmel                           Director                               Chairman and Chief Executive Officer
7 Highfield Gardens                                                             of  UKI Investments
London W11 9HD
United Kingdom

---------------------------------------- -------------------------------------- --------------------------------------



                                                                                                         Schedule B

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                              (as of June 6, 2005)


---------------------------------------- -------------------------------------- --------------------------------------
        Name and Address                           Position                     Current Principal Occupation
        ----------------                           --------                     ----------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Shaul Ben-Zeev                           Director                               Chief Executive Officer of Avraham
Taavura Junction, Ramle                                                         Livnat Ltd.
72102, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Eliahu Cohen                             Director                               Chief Executive Officer of IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Dori Manor (*)                           Director                               Chief Executive Officer of companies
18 Hareches Street, Savion                                                      in the motor vehicle sector of the
56538, Israel                                                                   David Lubinski Ltd. group

---------------------------------------- -------------------------------------- --------------------------------------
Darko Horvat (**)                        Director                               Chairman and Chief Executive Officer
20 Kensington Park Gardens                                                      of Aktiva group
London W11 3HD
United Kingdom

---------------------------------------- -------------------------------------- --------------------------------------
Meir Rosenne                             Director                               Attorney
14 Aluf Simchoni Street
Jerusalem 92504, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Shmuel Lachman                           External Director                      Information technology consultant
9A Khilat Jatomir St.
Tel Aviv 69405, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Daniel Doron                             External Director                      Business consultant
16 Levi Eshkol St.
Tel Aviv 69361, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Rolando Eisen                            External Director                      Director of companies
2 "A" Geiger Street, Naveh Avivim,
Tel Aviv 69341, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Avi Fischer                              Executive Vice President               Executive Vice President of IDB
The Triangle Tower,                                                             Holding; Deputy Chairman of IDB
45th Floor                                                                      Development; Co-Chief Executive
3 Azrieli Center,                                                               Officer of Clal Industries and
Tel Aviv 67023, Israel                                                          Investments Ltd.

---------------------------------------- -------------------------------------- --------------------------------------



                                                                                                         Schedule B

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                              (as of June 6, 2005)


---------------------------------------- -------------------------------------- --------------------------------------
        Name and Address                           Position                     Current Principal Occupation
        ----------------                           --------                     ----------------------------

---------------------------------------- -------------------------------------- --------------------------------------
Dr. Zehavit Joseph (***)                 Chief Financial Officer                Chief Financial Officer of IDB
The Triangle Tower,                                                             Holding; Executive Vice President
44th Floor                                                                      and Chief Financial Officer of IDB
3 Azrieli Center,                                                               Development
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------
Haim Tabouch                             Comptroller                            Comptroller of IDB Holding and IDB
The Triangle Tower,                                                             Development
44th Floor
3 Azrieli Center,
Tel Aviv 67023, Israel

---------------------------------------- -------------------------------------- --------------------------------------

Unless otherwise indicated, all directors and officers are citizens of Israel
(*)  Dual citizen of Israel and France.
(**)  Citizen of Slovenia.
(***)  Dual citizen of Israel and U.S.A.